Exhibit 21

Subsidiaries of The Netplex Group, Inc

Netplex Systems, Inc, a Delaware corporation (the net assets were sold by the Company in 2002)

The PSS Group, Inc., a Virginia corporation

Technology Development Systems, Inc., an Illinois corporation

ABS Acquisition, Inc., a Delaware corporation

Onion Peel Solutions, LLC, a Delaware limited liability company (the net assets were sold by the Company in 2000)

America’s Work Exchange, Inc., a New York corporation

Contractors Resources, Inc., a New Jersey corporation